UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      August 25, 2006

Mr. Michael E. Mercer
Chief Financial Officer
EV Energy Partners, L.P.
1001 Fannin Street, Suite 900
Houston, Texas 77002


      Re:	EV Energy Partners, L.P.
		Amendment No. 2 to Registration Statement on Form S-1
      Filed August 8, 2006
		File No. 333-134139

Dear Mr. Mercer:

      We have reviewed your response letter dated August 7, 2006, the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1/A2 Filed August 8, 2006

Pro Forma Financial Information and Financial Forecast, page 60

Note 3 - Significant Forecast Assumptions, page 66

1. Within your table of forecasted production and oil and gas price
information you identify the natural gas prices presented as per
Mcf.
However, in footnote 2 to the table you explain that the prices received for the hedged and unhedged volumes are per MMBtu, but the premium and discount received for Appalachian and Northern
Louisiana
production are per Mcf.   Please revise the disclosure to provide
consistent pricing and unit bases to enable the reader to clearly understand your expectations.

2. In footnote 2 to the table, you explain that for your Appalachian and Northern Louisiana production the prices received are adjusted for a premium of $1.16 per Mcf and a discount of $0.54 per Mcf respectively. As the amounts partially offset each other it is unclear how the $1.64 per Mcf you disclose in the table as the premium to NYMEX is calculated. Please revise your disclosure to reconcile these amounts and provide clarifying discussion. Please also expand your disclosure to explain why the production from the respective areas receives the premium or discount.

3. We note your disclosure in footnote 3 that the prices received for your oil production are "adjusted by deducting $3.10 per Bbl to reflect transportation and quality differentials". However, in the related table of forecasted oil prices you disclose that you anticipate receiving a premium to NYMEX of $5.09. Please revise your disclosure to reconcile these amounts and provide clarifying discussion.

Financial Statements - Unaudited Pro Forma Combined, page F-2

4. In your response to comment 6 you provide further explanation for the pro forma adjustments to lease operating expenses and general and administrative expenses. Please revise your disclosures to include a summary of the explanation provided in your response to further clarify and explain the applicable pro forma adjustments.

Financial Statements - The Combined Predecessor Entities, page F-
18

General

5. It appears you will need to update your historical and pro forma financial statements to comply with the guidance in Rule 3-12 and Rule 11-02(c) of Regulation S-X.

* * * * *

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Mark Wojciechowski at (202) 551-3759 or Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3685 with any other questions.

      					Sincerely,


      					H. Roger Schwall
      Assistant Director
cc: 	VIA FACSIMILE
	George G. Young III
      Haynes and Boone LLP
      713-236-5699
Mr. Michael E. Mercer
EV Energy Partners, L.P.
August 25, 2006
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